SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    --------
                                   FORM 8-A/A
                                 AMENDMENT NO. 1


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             TYCO INTERNATIONAL LTD.
             (Exact Name of Registrant as Specified in Its Charter)


             Bermuda                                        None
(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)


     The Gibbons Building, 10 Queen Street, Suite 301 Hamilton HM 11 Bermuda
                    (Address of Principal Executive Offices)

                                   (Zip Code)


If this form relates to the                  If this form relates to the
registration  of a class                     registration of a class of debt
of debt securities and is                    securities and is to become
effective upon filing  pursuant              effective simultaneously
to General  Instruction                      with the effectiveness of a
A(c)(1),  please check the following         concurrent registration statement
box. |_|                                     under the Securities Act of 1933
                                             pursuant to General Instruction
                                             A(c)(2), please check the following
                                             box.    |_|


       Securities to be registered pursuant to Section 12(b) of the Act:


              Common Shares of the nominal value of U.S. $0.20 each
              -----------------------------------------------------
                     (Title of each class to be registered)


                             New York Stock Exchange
                             -----------------------
         (Name of each exchange on which each class is to be registered)


     Securities to be registered pursuant to Section 12(g) of the Act: None


    This document contains 6 pages. The Exhibit Index is located on page 5.





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                                EXPLANATORY NOTE

     The purpose of this Amendment No. 1 on Form 8-A/A is to amend and restate the description of Registrant's common shares set forth on its Registration Statement on Form 8-A filed August 8, 1991.


Item 1.           Description of Registrant's Securities to be Registered
                  -------------------------------------------------------

                      DESCRIPTION OF SHARE CAPITAL OF TYCO

     This Registration Statement relates to the common shares of Registrant of the nominal value of U.S.$0.20 each. The summary of the terms of the common shares set forth below does not purport to be complete and is qualified by reference to Registrant's Memorandum of Association, Bye-Laws, and the other documents listed as exhibits to this Registration Statement.

COMMON SHARES

     DIVIDENDS. The Registrant's Board of Directors may declare dividends out of profits of the Registrant available for that purpose as long as there are no reasonable grounds for believing that the Registrant is, or after such dividend would be, unable to pay its liabilities as they become due or if the realizable value of Registrant's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Subject to such special rights as may be attached to any other shares in Registrant, all dividends are payable according to the amounts paid or credited as paid on common shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in the United Kingdom and other countries outside the United States may receive payment in another currency. Any dividend which is unclaimed may be invested or otherwise made use of by the Registrant's Board and after a period of 12 years is forfeited and reverts to Registrant.

     VOTING RIGHTS. At any general meeting of Registrant, votes may be given in person or by proxy and each holder of common shares is entitled, on a show of hands, to one vote and, on a poll, to one vote for each common share held by him. The Registrant's Bye-Laws require that any proxy must be a shareholder of the Registrant. Under the Registrant's Bye-Laws, two holders of common shares present, in person or by proxy, constitute a quorum at a general meeting except as provided under "Variation of Rights" below.

     Under Bermuda law questions proposed for consideration at a company's general meeting are decided by a simple majority vote or by such majority as the bye-laws of the company may prescribe except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts such vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by (i) the Chairman of the meeting; (ii) at least three shareholders present in person or represented by proxy; (iii) any shareholder or shareholders present in person or represented by proxy holding between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or (iv) a shareholder or shareholders present in person or by proxy holding shares in such company conferring the right to vote at such meeting and on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all such shares entitled to vote.

     The Registrant's Bye-Laws provide that a shareholder is not entitled (except as proxy for another shareholder) to be present or vote at any meeting, either personally or by proxy, in respect of any share held by the shareholder (whether alone or jointly with any other person) on which there shall not have been paid all calls for the time being due and payable, together with interest and expenses. The Registrant's Bye-Laws also provide that any person who is known or believed by the Registrant to be interested in common shares, and who has failed to comply with a notice from the Registrant requesting specified information regarding such person's interest in common shares, will lose voting rights for the period such person fails to comply with the notice, plus an additional ninety days. In addition, a shareholder loses voting rights if such shareholder has failed to



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

comply with a notice under the Registrant's Bye-Laws requiring the shareholder to make an offer in accordance with the City Code on Takeovers and Mergers of the United Kingdom (the "City Code"), as applied by the Registrant's Bye-Laws, or, as the case may be, in accordance with the Registrant's Bye-Laws. A shareholder also loses the right to vote for a period of 180 days if such shareholder acquires three percent or more of the issued share capital of any class of the Registrant, either alone or in concert with others, and fails to notify the Registrant of such acquisition within two days or, already possessing three percent or more, the shareholder fails to notify the Registrant of a change in the shareholder's interests amounting to one percent or more of the share capital of any class, and such shareholder is so notified by the Registrant's Board of such loss of right.

     LIQUIDATION. On a liquidation of Registrant, holders of common shares are entitled to receive any assets remaining after the payment of Registrant's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

     SUSPENSION OF RIGHTS. In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a common share may be suspended. Those circumstances include failure to provide information about ownership of and other interests in common shares, if so required in accordance with the Registrant's Bye-Laws, as discussed above under "Voting Rights."

     VARIATION OF RIGHTS. If at any time the share capital of Registrant is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of that class by a majority of three-fourths of such holders voting in person or by proxy. Under the Registrant's Bye-laws, three shareholders holding not less than one-third of the issued shares of that class, in person or by proxy, constitute a quorum at such general meeting. At any adjournment of such meeting two such shareholders, in person or by proxy, constitute a quorum, irrespective of the amount of their holdings.

     SHAREHOLDERS' RIGHTS PLAN. On November 6, 1996, the Registrant adopted a Rights Agreement. Under the Rights Agreement, as amended, each Right (as defined therein), other than those Rights owned by an Acquiring Person (as defined therein), will become exercisable a specified period of time after any person becomes the beneficial owner of 15% or more of the common shares, or commences a tender offer or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15% or more of the common shares. Each Right entitles its holder, among other things, to purchase common shares from the Registrant at a 50% discount from the market price of common shares on the Distribution Date (as defined therein) in the event that a person becomes an Acquiring Person.

     The Registrant's Board may redeem the Rights prior to their becoming exercisable; provided, however, that the Registrant's Board may not redeem the Rights if a majority of the directors on the Registrant's Board have been changed as a result of a proxy or consent solicitation or other shareholder initiative by a person who has stated, or the Registrant has determined in good faith, that such person intends to take such actions which would result in such person becoming an Acquiring Person, unless such redemption has been authorized by a majority of the Continuing Directors (as defined therein).

     SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS. Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law provides that a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms which include, among other things, the transfer of all or part of the undertaking or the property of the company to another company. Any such compromise or arrangement requires the approval of a majority in number representing three-fourths in value of the creditors or shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting, and the sanction of the Bermuda Supreme Court.

     Pursuant to Bermuda law, unless the company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. The Registrant's Bye-Laws do not contain any contrary provisions. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation.



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

     SHARE ACQUISITIONS, BUSINESS COMBINATIONS AND RELATED PROVISIONS. Pursuant to Registrant's Bye-Law 104(1)(A), if any person, whether as a result of one transaction or a series of transactions, would be obligated to make an offer to the Registrant's security holders pursuant to the Rules of the City Code, the Registrant's Board may require such person to make such an offer as if the City Code applied to the Registrant. The City Code provides that, when any person (and persons acting in concert with such person) acquires shares which carry 30% or more of the voting rights of a company, such person must make an offer for all shares of any class of equity share capital (whether voting or non-voting) and also any voting non-equity share capital in which any such person or persons hold shares. The offer must be for cash or offer a cash alternative, in each case at not less than the highest price paid (in cash or otherwise) by the offeror, or anyone acting in concert with the offeror, for shares of the same class during the offer period and within the 12 months prior to commencement of the offer.

     Registrant's Bye-Law 104(3) further provides that, where any person is interested in 30% or more of Registrant's outstanding common shares, the Registrant's Board may serve a notice requiring that person to make an offer for all of the outstanding securities of the Registrant if the Registrant's Board determines that an offer pursuant to Registrant's Bye-Law 104(1)(A) is not expedient, or if a person required to make such an offer fails to do so. Such offer must be made within 30 days of the demand on terms that payment in full therefor will be made within 21 days of such offer becoming unconditional in all respects. If the Registrant's Board serves a notice under this provision, the directors may also require that the offeror offer to purchase securities of the Registrant convertible into voting or non-voting shares of the Registrant on terms considered "fair and reasonable" by the directors in their sole discretion. Unless the Registrant's Board otherwise agrees, such an offer must be for cash or must offer a cash alternative at not less than the highest price paid by the offeror, or any person acting in concert with the offeror, for shares of such class within the preceding 12 months or, if such price is unavailable or inappropriate, at a price fixed by the directors. Any such offer must remain open for at least 14 days after the date on which it becomes unconditional as to acceptances.

     Registrant's Bye-Law 104(1)(B) provides that when any person has acquired, is in the process of acquiring, or appears to the Registrant's Board likely to acquire an interest in shares of the Registrant in circumstances in which such person would be subject to the Rules Governing Substantial Acquisitions of Shares issued by the Takeover Panel of the United Kingdom ("SARs"), the directors may give notice requiring such person to comply with the SARs. If such person fails to comply, the directors may give further notice requiring such person, within 28 days of the date of such notice, to dispose, or to procure the disposal by any person with whom such person has acted in concert, of any interest in shares acquired. The SARs provide that a person may not, in any period of seven days, acquire shares representing 10% or more of the voting rights in a company if such shares, aggregated with shares already held by the purchaser, would carry 15% or more, but less than 30%, of the voting rights of such company. The SARs do not apply to an acquisition from a single shareholder if such acquisition is the only acquisition within a seven-day period. The SARs also do not apply to a person who acquires 30% or more of the voting rights in a company.

     Under the Registrant's Bye-Laws, any person who acquires an interest in three percent or more of the issued share capital of any class of the Registrant is required to notify the Registrant of that interest and of any change in that person's interest amounting to one percent or more of the issued capital of any class. Any such notification must be made within two days (Saturday and Sundays excluded) after the relevant event. In determining the percentage interest of any person for these purposes and for the purposes of Bye-Law 104, interests of persons acting in concert may be aggregated.




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Item 2.           Exhibits
                  --------


     1. Memorandum of Association of the Registrant (previously filed as an Exhibit to Registrant's Annual Report on Form 10-K of the Year Ended December 31, 1996)

     2. Certificate of Incorporation on Change of Name (previously filed as an Exhbit to the Registrant's Current Report on Form 8-K filed July 10, 1997)

     3. Bye-Laws of the Registrant (previously filed as an Exhibit to the Registrant's Current Report on Form 8-K filed July 10,
                  1997)

     4. Rights Agreement between Registrant and Citibank, N.A. dated as of November 6, 1996 (previously filed as an Exhibit to Registrant's Form 8-A dated November 12, 1996)

     5. First Amendment betwen Registrant and Citibank, N.A. dated as of March 3, 1997 to Rights Agreement between Registrant and Citibank, N.A. dated as of November 6, 1996 (previously filed as an Exhibit to Registrant's Form 8-A/A dated March 3, 1997)

     6. Second Amendment between Registrant and Citibank, N.A. dated as of July 2, 1997 to Rights Agreement between Registrant and Citibank, N.A. dated as of November 6, 1996 (previously filed as an Exhibit to Registrant's Form 8-A/A dated July 2, 1997)






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                                   SIGNATURES


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


March 1, 1999

                                          TYCO INTERNATIONAL LTD.


                                          By:/s/ Mark H. Swartz
                                             ------------------
                                                Mark H. Swartz
                                                Executive Vice President & Chief
                                                Financial Officer



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